UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 4, 2011

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains the Interim Report of NXP Semiconductors N.V. for the period ended July 3, 2011.

Exhibits

1.	Interim Report of NXP Semiconductors N.V. for period ended July 3, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 4th day of August 2011.

NXP Semiconductors N.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO

NXP Semiconductors

INTERIM REPORT

NXP SEMICONDUCTORS N.V.

PERIOD ENDED

JULY 3, 2011

August 4, 2011

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made; and, except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our filings are available from our Investor Relations department or from the SEC website, www.sec.gov.

Use of fair value measurements In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Use of non-U.S. GAAP information In presenting and discussing the NXP Group’s financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation as alternatives to the equivalent U.S. GAAP measure(s) and should be used in conjunction with the most directly comparable U.S. GAAP measure(s).

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Basis of Presentation

This financial report of NXP Semiconductors N.V. (“we”, “NXP”, “NXP Semiconductors” or the “Company”) contains interim consolidated financial statements as of and for the three and six months ended July 3, 2011 and July 4, 2010 which are unaudited. The December 31, 2010 amounts included herein are derived from the audited consolidated financial statements of NXP Semiconductors N.V. and its consolidated subsidiaries, as presented in NXP Semiconductors N.V.’s Annual Report on Form 20-F, and the Form 20-F/A, filed on March 9, 2011 and March 29, respectively, with the United States Securities and Exchange Commission.

The second fiscal quarters of 2011 and 2010 ended on July 3, 2011 and July 4, 2010 and both consisted of 91 days.

These interim consolidated financial statements have been prepared in conformity with generally accepted accounting principles accepted in the United States of America (“U.S. GAAP”), besides the exclusion of condensed notes to the consolidated financial statements, and require management to make certain estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in NXP Semiconductors N.V.’s 2010 Annual Report on Form 20-F.

In the opinion of management, the interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements in the Annual Report necessary for the fair presentation of the Company’s financial position at July 3, 2011 and results of operations and cash flows for the six months ended July 3, 2011 and July 4, 2010. This includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the Company’s financial position.

The results of operations for the six months ended July 3, 2011 are not necessarily indicative of the operating results to be expected for the full year.

Our significant accounting policies are disclosed in the financial statements incorporated in the 2010 Annual Report on Form 20-F, under note 2 “Significant accounting policies and new standards after 2010”.

In accordance with the provisions in ASC 815-35, the Company has begun to apply net investment hedging since May 2011. The US Dollar exposure of our net investment in US Dollar functional currency subsidiaries of $1.7 billion has been hedged by our US Dollar denominated bonds. These instruments are assumed to be highly effective. Foreign currency gains or losses on these US Dollar bonds that are recorded in a EURO functional currency entity that are designated as, and to the extend they are effective as, a hedge of the net investment in our US Dollar foreign entities are reported as a translation adjustment in other comprehensive income within equity, in this way offsetting the foreign currency changes to the net investment that are also reported in other comprehensive income.

Furthermore, this report contains a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the three and six months ended July 3, 2011 compared to the same period ended July 4, 2010.

[-3]

The Company

Our legal name is NXP Semiconductors N.V. and our commercial name is “NXP” or “NXP Semiconductors”.

We were incorporated in the Netherlands as a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the name KASLION Acquisition B.V. on August 2, 2006, in connection with the sale by Philips of 80.1% of its semiconductor business to a consortium of funds advised by the Private Equity Consortium. The Private Equity Consortium invested in our Company through KASLION Holding B.V., a Dutch private company with limited liability. On May 21, 2010, we converted into a Dutch public company with limited liability (naamloze vennootschap) and changed our name to NXP Semiconductors N.V. In August 2010, we made an initial public offering of 34 million shares of our common stock on the NASDAQ Global Select Market and in April 2011 we made a secondary offering of an additional 34,431,000 shares for which the Company did not receive any proceeds but increased the outstanding public shares.

We are a holding company whose only material assets are the direct ownership of 100% of the share of NXP B.V., a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), which provides leading High-Performance Mixed-Signal and Standard Products solutions that leverages application insight and technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. NXP’s product solutions are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications.

Legal merger

On June 29, 2011, the Company and its wholly owned subsidiary NXP B.V. have deposited with the trade register in Eindhoven, The Netherlands, a proposal for a legal merger in accordance with Title 2.7 of the Dutch Civil Code, whereby NXP B.V. as the acquiring company shall acquire all the assets and liabilities of the Company as liquidated company to the extent possible under applicable law. Upon consummation of this legal merger, NXP B.V. as acquiring company will amend its articles of association which then will read the same as the articles of the liquidated company. NXP B.V. will convert into a N.V. and will change its name to NXP Semiconductors N.V. The members of the board of directors of the liquidated company will become members of the board of directors of the acquiring company. The legal merger as proposed is still subject to a decision of the Company’s general meeting of shareholders, and the board of directors will only convene such a shareholders meeting after all other conditions have been met. It is the current expectation that the proposal will be submitted for approval to the shareholders meeting of the Company in the fourth quarter of 2011.

Our corporate seat is in Eindhoven, the Netherlands. Our principal executive office is at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, and our telephone number is +31 40 2729233. Our registered agent in the United States is NXP Semiconductors USA, Inc., 1109 McKay Drive, CA 95131 San Jose, United States of America, phone number +1 408 4343000.

[-4]

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read together with the consolidated interim financial statements included elsewhere in this document. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements.

Introduction

Basis of Presentation

Business segments

The Company is organized into three reportable segments in compliance with FASB ASC Topic 280. We have two market-oriented business segments, High-Performance Mixed-Signal (“HPMS”) and Standard Products, and one other reportable segment, Manufacturing Operations. Corporate and Other represents the remaining portion to reconcile to the consolidated financial statements along with the Divested Home activities.

•

Our High-Performance Mixed-Signal businesses deliver High-Performance Mixed-Signal solutions to our customers to satisfy their system and sub systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial.

•

Our Standard Products business segment offers standard products for use across many applications markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive.

•

Our manufacturing operations are conducted through a combination of wholly-owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors, which together form our Manufacturing Operations segment. While the main function of our Manufacturing Operations segment is to supply products to our High-Performance Mixed-Signal and Standard Products segments, revenue and costs in this segment are to a large extent derived from revenue of wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenue from these sources declines.

•

Corporate and Other includes unallocated research expenses not related to any specific business segment, unallocated corporate restructuring charges and other expenses, as well as some operations not included in our two business segments, such as manufacturing, marketing and selling of CAN tuners through our joint venture NuTune Singapore Pte, Ltd. (“NuTune”), which was divested on December 22, 2010, and software solutions for mobile phones, our “NXP Software” business. Revenue recorded in Corporate and Other is primarily generated from the NXP Software business.

Discontinued operations

On December 22, 2010, we announced the signing of a definitive agreement whereby Knowles Electronics, an affiliate of Dover Corporation, will acquire our Sound Solutions business. Under the terms of the agreement, Knowles will acquire Sound Solutions for $855 million in cash. The transaction closed in the third quarter 2011 of NXP, on July 4, 2011. The financial results attributable to our interest in our Sound Solutions Business (formerly included in our Standard Products segment) have been presented and separated as discontinued operations in the consolidated financial statements.

All previous periods have been restated accordingly.

[-5]

Divestments

On February 8, 2010, we divested a major portion of our former Home segment to Trident Microsystems, Inc. (“Trident”) in exchange for 60% common shareholding in Trident. After the divestment and acquisition of the investment in Trident, NXP B.V.’s shareholding of 60% was diluted as a result of Trident’s issuance of shares to 58% of the outstanding common stock of Trident, with a 30% voting interest in participatory rights and a 58% voting interest for certain protective rights only. Considering the terms and conditions agreed between the parties, we account for our investment in Trident under the equity method.

For the previously reported periods in this report, the divested operations remained consolidated in the financial statements and are presented as “Divested Home Activities”. The remaining parts of the former Home segment have been moved into the segment High-Performance Mixed-Signal and into Corporate and Other.

All previous periods have been restated accordingly.

Initial Public Offering (IPO)

On August 10, 2010, we completed our initial public offering of 34 million shares of common stock priced at $14 per share. The shares are traded on the NASDAQ Global Select Market under the ticker symbol “NXPI”. This resulted in net proceeds of $448 million, after deducting underwriting discounts and commissions and offering expenses totaling $28 million. These proceeds have been used to improve our capital structure by retiring a portion of the long-term indebtedness entered into by the Company’s wholly-owned subsidiary NXP B.V.

Secondary Offering of Common Stock

On March 31, 2011, certain of our stockholders offered 30 million shares of our common stock, priced at $30.00 per share. The offering’s underwriters’ 30-day option to purchase up to 4,431,000 additional shares of common stock at the secondary offering price was fully exercised on March 31, 2011. The Company did not receive any proceeds from this secondary offering. The settlement date for the offering was April 5.

Factors Affecting Comparability

Restructuring and Redesign Program

We have taken significant steps to reposition our businesses and operations through a number of acquisitions, divestments and restructurings. The Redesign Program, originally announced in September 2008, and expanded several times since, is expected to result in annualized savings of $900 million to $950 million through its expected completion at the end of 2011, as compared to our annualized third quarter results for 2008. We expect to realize additional annual savings from, amongst others, further rationalizing of central support functions, such as IT, supply chain management, and corporate overhead.

We continue to estimate that total program costs through its expected completion at the end of 2011 will be no greater than $725 million. Since the inception of the Program, $712 million related to the accelerated and expanded Redesign Program and other restructuring activities has been paid until the end of the first quarter of 2011, of which $56 million relates to the first six months of 2011.

Effect of Acquisition Accounting

The formation of the Company and subsequent acquisitions have been accounted for using the acquisition method. Accordingly, the respective purchase prices have been pushed down within the NXP group and allocated to the fair value of the assets acquired and liabilities assumed. The term “PPA effect” (Purchase Price Accounting effect) includes the cumulative net effect of acquisition accounting applied. Certain PPA effects are recorded in our cost of revenues, and other are recorded in our operating expenses.

[-6]

Revenues and operating income (loss)

The following table presents the composition of operating income (loss).

($ in millions, unless otherwise stated)	Q2 2010	Q2 2011	YTD 2010	YTD 2011

Revenues	1,119	1,121	2,204	2,203
% nominal growth	36.0	0.2	50.1	0.0
Gross profit	446	523	852	1,029
Research and development expenses	(133)	(165)	(284)	(319)
Selling expenses	(64)	(73)	(129)	(138)
General and administrative expenses	(173)	(156)	(361)	(325)
Other income (expense)	—	4	(17)	(6)

Operating income (loss)	76	133	61	241

Revenues

The following table presents the aggregate revenues and revenue growth by segment for the three months and YTD ended July 3, 2011 and July 4, 2010. The growth percentages represent the nominal growth of revenues compared to the same period in the previous year.

($ in millions, unless otherwise stated)	Q2 2010			Q2 2011			YTD 2010			YTD 2011
	Revenues	growth %		Revenues	growth %		Revenues	growth %		Revenues	growth %

High-Performance Mixed-Signal	719	58.4		779	8.3		1,414	71.0		1,521	7.6
Standard Products	207	63.0		246	18.8		406	83.7		483	19.0
Manufacturing Operations	154	71.1		83	(46.1)		263	74.2		175	(33.5)
Corporate and Other	39	NM	1)	13	NM	1)	74	NM	1)	24	NM	1)
Divested Home Activities	—	—		—	—		47	—		—	—

Total	1,119	36.0		1,121	0.2		2,204	50.1		2,203	0.0

1)	NM: Not meaningful

Q2 2011 compared to Q2 2010

Revenues were $1,121 million in the second quarter of 2011 compared to $1,119 million in the second quarter of 2010, a nominal growth of 0.2%. Revenues of our combined two market oriented segments, HPMS and SP, increased by $99 million or 10.7% compared to the second quarter of 2010. This increase in revenues was offset by a decline in Manufacturing Operations and Corporate and Other.

The increase in our HPMS segment was driven by higher revenues from our Identification and Automotive businesses, which were up 33.8% and 9.1% respectively, compared to the second quarter of 2010. These increases were partly offset by lower revenues, mainly in our TV Front end business. The increase in our Standard Product segment was across the product portfolio and was supported by market share gains.

The second quarter of 2010 included revenues related to the divested NuTune business which amounted to $28 million. There was no corresponding revenue in the second quarter of 2011.

YTD 2011 compared to YTD 2010

Revenues were $2,203 million in the first six months of 2011 compared to $2,204 million in the first six months of 2010. Revenues of our combined two market oriented segments, HPMS and SP, increased by $184 million or 10.1% compared to the first six months of 2010. This increase in revenues was offset by a decline in Manufacturing Operations and Corporate and Other. Furthermore, revenues of the six months of 2010 included $47 million related to our Divested Home Activities and $54 million related to divested NuTune business for which there is no corresponding revenue in the first six months of 2011.

[-7]

The increase in our HPMS segment was driven by higher revenues from our Identification and Automotive businesses, which were up 36.8% and 6.8% respectively, compared to the first six months of 2010, These increases were partly offset by seasonal weakness in Mobile, Consumer and Computing business and affected our TV Front end business. The increase in our Standard Product segment was across the product portfolio and was supported by market share gains.

Operating income (loss)

The following table presents operating income (loss) by segment for the three months and YTD ended July 3, 2011 and July 4, 2010.

($ in millions, unless otherwise stated)	Q2 2010			Q2 2011			YTD 2010			YTD 2011
	Operating income (loss)	in % of segment revenues		Operating income (loss)	in % of segment revenues		Operating income (loss)	in % of segment revenues		Operating income (loss)	in % of segment revenues

High-Performance Mixed-Signal	97	13.5		112	14.4		148	10.5		233	15.3
Standard Products	12	5.8		47	19.1		21	5.2		82	17.0
Manufacturing Operations	(13)	(8.4)		(18)	(21.7)		(29)	(11.0)		(34)	(19.4)
Corporate and Other	(20)	NM	1)	(8)	NM	1)	(48)	NM	1)	(40)	NM	1)
Divested Home Activities	—	—		—	—		(31)	(66.0)		—	—

Total	76	6.8		133	11.9		61	2.8		241	10.9

1)	NM: Not meaningful

The table below depicts the PPA effects for the three months and YTD ended July 3, 2011 and July 4, 2010 and per line item in the statement of operations.

($ in millions, unless otherwise stated)	Q2 2010	Q2 2011	YTD 2010	YTD 2011

Gross profit	(3)	(3)	(15)	(6)
General and administrative expenses	(78)	(69)	(149)	(139)

Operating income (loss)	(81)	(72)	(164)	(145)

The PPA effect on the Company’s gross profit refers to additional depreciation charges on tangible fixed assets, resulting from the step-up in fair values. The amortization charges related to long-lived intangible assets are reflected in general and administrative expenses.

The table below depicts the PPA effects for the three months and YTD ended July 3, 2011 and July 4, 2010 on operating income (loss) per segment.

($ in millions, unless otherwise stated)	Q2 2010	Q2 2011	YTD 2010	YTD 2011

High-Performance Mixed-Signal	(58)	(50)	(121)	(102)
Standard Products	(16)	(15)	(30)	(29)
Manufacturing Operations	(7)	(7)	(13)	(14)
Corporate and Other	—	—	—	—

Total	(81)	(72)	(164)	(145)

[-8]

Q2 2011 compared to Q2 2010

Our operating income in the second quarter of 2011 was $133 million compared to an operating income of $76 million in the second quarter of 2010. The increase in operating income was mainly driven by higher gross profit and partly offset by higher operating expenses. Gross profit, in the second quarter of 2011 amounted to $523 million, or 46.7% of revenues, compared to $446 million, or 39.9% of revenues, in the second quarter of 2010. The increase in gross profit was largely due to higher revenues of our HPMS and Standard Product segments, cost savings resulting from the Redesign Program and a favorable product mix within our HPMS segment. However, the factory utilization marginally declined from 96%, in the second quarter of 2010, to 94% in the second quarter of 2011. Included in gross profit are the PPA effects that amounted to $3 million in the second quarter of 2011 and 2010. Also included in gross profit are restructuring and other incidental items, which amounted to a loss of $10 million in the second quarter of 2011 compared to $7 million in the second quarter of 2010.

Gross profit in our HPMS segment was $433 million, or 55.6% of revenues, compared to $379 million, or 52.7% of revenues in the second quarter of 2010. The increase in gross profit was driven by higher revenues, better product mix and redesign savings. Gross profit in our Standard Product segment was $92 million, or 37.4% of revenues, compared to $63 million, or 30.4% of revenues in the second quarter of 2010. The increase in gross profit was attributable to higher volumes and redesign savings.

Operating expenses in the second quarter of 2011 amounted to $394 million compared to $370 million in the second quarter of 2010. Included are PPA effects and restructuring and other incidental items which amounted to a loss of $69 million and $14 million, respectively, in the second quarter of 2011. PPA effects and restructuring and other incidental items amounted to a loss of $78 million and a profit of $2 million, respectively, in the second quarter of 2010. Increase in operating expenses were mainly in the research and development expenses within our HPMS segment.

Operating income in our HPMS segment was $112 million, or 14.4% of revenues, compared to $97 million, or 13.5% of revenues in the second quarter of 2010. Included are PPA effects and restructuring and other incidental items which amounted to a loss of $50 million and $4 million, respectively, in the second quarter of 2011. PPA effects amounted to $58 million in the second quarter of 2010. Restructuring costs and the release of unused restructuring provisions amounted to an aggregate income of $5 million in the second quarter of 2010.

Operating income in our Standard Products segment was $47 million, or 19.1% of revenues, compared to $12 million, or 5.8% of revenues, in the second quarter of 2010. Included are PPA effects which amounted to $15 million in the second quarter of 2011 and $16 million in the second quarter of 2010. Furthermore, the second quarter of 2011 and 2010 included restructuring and other incidental items which amounted to an aggregate loss of $1 million.

YTD 2011 compared to YTD 2010

Our operating income in the first six months of 2011 was $241 million compared to an operating income of $61 million in the first six months of 2010. The increase in operating income was mainly driven by higher gross profit partly offset by higher operating expenses. Gross profit, in the first six months of 2011 amounted to $1,029 million, or 46.7% of revenues, compared to $852 million, or 38.7% of revenues, in the first six months of 2010. The increase in gross profit was largely due to higher revenues of our HPMS and Standard Product segments, cost savings resulting from the Redesign Program and a favorable product mix within our HPMS segment. Also included in gross profit are the PPA effects and restructuring and other incidental items, which amounted to a loss of $6 million and $18 million in the first six months of 2011. PPA effects and restructuring and other incidental items amounted to a loss of $15 million and $12 million in the first six months of 2010.

Gross profit in our HPMS segment was $855 million, or 56.2% of revenues, compared to $709 million, or 50.1% of revenues in the first six months of 2010. The increase in gross profit was driven by higher revenues, better product mix and redesign savings. Gross profit in our Standard Product segment was $179 million, or 37.1% of revenues, compared to $118 million, or 29.1% of revenues in the first six months of 2010. The increase in gross profit was attributable to higher revenues and redesign savings.

[-9]

Operating expenses in the first six months of 2011 amounted to $782 million compared to $774 million in the first six months of 2010. Included are PPA effects and restructuring and other incidental items which amounted to a loss of $139 million and $30 million, respectively, in the first six months of 2011. PPA effects and restructuring and other incidental items amounted to a loss of $149 million and $33 million, respectively, in the first six months of 2010.

The increase in operating expenses was mainly in research and development expenses. Furthermore, the first six months of 2010 included operating expenses related to Divested Home Activities (until February 8, 2010).

Operating income in our HPMS segment was $233 million, or 15.3% of revenues, compared to $148 million, or 10.5% of revenues in the first six months of 2010. Included are PPA effects and restructuring and other incidental items which amounted to a loss of $102 million and $6 million, respectively, in the first six months of 2011. PPA effects amounted to $121 million in the first six months of 2010. Restructuring costs and the release of unused restructuring provisions amounted to an aggregate income of $5 million.

Operating income in our Standard Products segment was $82 million, or 17.0% of revenues, compared to $21 million, or 5.2% of revenues, in the first six months of 2010. Included are PPA effects and restructuring and other incidental items which amounted to a loss of $29 million and $1 million in the first six months of 2011. PPA effects amounted to a loss of $30 million in the first six months of 2010.

Net income (loss)

The following table presents the composition of net income.

($ in millions, unless otherwise stated)	Q2 2010	Q2 2011	YTD 2010	YTD 2011

Operating income (loss)	76	133	61	241
Financial income (expense)	(413)	(19)	(715)	82
Provision for income taxes	3	—	(2)	1
Result equity-accounted investees	(29)	(15)	(55)	(37)
Discontinued operations	13	(2)	25	11

Net income (loss)	(350)	97	(686)	298

The following table presents the details of financial income and expenses.

Financial income (expense)

($ in millions, unless otherwise stated)	Q2 2010	Q2 2011	YTD 2010	YTD 2011

Interest income	—	1	—	2
Interest expense	(78)	(80)	(158)	(162)
Foreign exchange gains (losses)	(330)	85	(552)	275
Extinguishment of debt	—	(14)	2	(14)
Other	(5)	(11)	(7)	(19)

Total	(413)	(19)	(715)	82

Q2 2011 compared to Q2 2010

Financial income and expense was an expense of $19 million in the second quarter of 2011, compared to an expense of $413 million in the second quarter of 2010. Financial income and expense included a gain of $85 million in the second quarter of 2011, resulting from a change in foreign exchange rates mainly applicable to remeasurement of our U.S. dollar-denominated notes and short-term loans, which reside in a EURO functional currency entity, compared to a loss of $330 million in the second quarter of 2010. The net interest expense amounted to $79 million in the second quarter of 2011 compared to $78 million in the second quarter of 2010. The second quarter of 2011 included a loss of $14 million resulting from the buy-back of the bonds.

[-10]

YTD 2011 compared to YTD 2010

Financial income and expense was an income of $82 million in the first six months of 2011, compared to an expense of $715 million in the first six months of 2010. Financial income and expense included a gain of $275 million in the first six months of 2011, resulting from a change in foreign exchange rates mainly applicable to remeasurement of our U.S. dollar-denominated notes and short-term loans, which reside in a EURO functional currency entity, compared to a loss of $552 million in the first six months of 2010. The net interest expense amounted to $160 million in the first six months of 2011 compared to $158 million in the first six months of 2010. The first six months of 2011 included a loss of $14 million resulting from the buy-back of the bonds compared to a gain of $2 million in the first six months of 2010.

Provision for income taxes

Q2 2011 compared to Q2 2010

The effective income tax rates for the three months ended July 3, 2011 and July 4, 2010 were 0% and 0.9%, respectively. The lower effective tax rate for the three months ended July 3, 2011 compared to the same period in the previous year was primarily due to profits recorded in jurisdictions where a full valuation allowance was recorded. No tax expense was recorded for these profits because unrecognized losses were utilized and the valuation allowance was released correspondingly.

YTD 2011 compared to YTD 2010

The effective income tax rates for the six months ended July 3, 2011 and July 4, 2010 were both (0.3)%. The low effective tax rate for the six months ended July 3, 2011 was primarily due to profits recorded in jurisdictions where a full valuation allowance was recorded. No tax expense was recorded for these profits because unrecognized losses were utilized and the valuation allowance was released correspondingly.

Results relating to equity-accounted investees

Q2 2011 compared to Q2 2010

Result relating to the equity-accounted investees is a loss of $15 million in the second quarter of 2011, compared to a loss of $29 million in the second quarter of 2010. The result related to equity-accounted investees was primarily related to our investment in Trident.

YTD 2011 compared to YTD 2010

Result relating to the equity-accounted investees is a loss of $37 million in the first six months of 2011, compared to a loss of $55 million in the first six months of 2010. The result related to equity-accounted investees was primarily related to our investment in Trident.

Net income

Q2 2011 compared to Q2 2010

Our income from continuing operations in the second quarter of 2011 was $99 million compared to net loss from continuing operations of $363 million in the second quarter of 2010. The higher net income was mainly driven by higher operating income and foreign exchange gains included in financial income and expense in the second quarter of 2011 compared to foreign exchange losses in the second quarter of 2010.

YTD 2011 compared to YTD 2010

Our income from continuing operations in the first six months of 2011 was $287 million compared to net loss from continuing operations of $711 million in the first six months of 2010. The higher net income was mainly driven by higher operating income and foreign exchange gains included in financial income and expense in the first six months of 2011 compared to foreign exchange losses in the first six months of 2010.

[-11]

Non-controlling interests

Q2 2011 compared to Q2 2010

The share of non-controlling interests amounted to a profit of $13 million in the second quarter of 2011, compared to a profit of $12 million in the second quarter of 2010. This was related to the third-party share in the results of consolidated companies, predominantly SSMC. The second quarter of 2010 also included the third-party share in the result of the NuTune business.

YTD 2011 compared to YTD 2010

The share of non-controlling interests amounted to a profit of $27 million in the first six months of 2011, compared to a profit of $21 million in the first six months of 2010. This was related to the third-party share in the results of consolidated companies, predominantly SSMC. The first six months of 2010 also included the third-party share in the result of the NuTune business.

Employees

The following tables provide an overview of the number of full-time employees per segment and geographic area at July 3, 2011 and December 31, 2010.

(number of full-time employees)	December 31, 2010	July 3, 2011

High-Performance Mixed-Signal	2,864	3,081
Standard Products	1,746	1,807
Manufacturing Operations	15,526	16,086
Corporate and Other	4,335	4,068

Total	24,471	25,042

(number of full-time employees)	December 31, 2010	July 3, 2011

Europe and Africa	7,347	7,285
Americas	542	537
Greater China	6,926	7,107
Asia Pacific	9,656	10,113

Total	24,471	25,042

The tables above represent the number of our employees excluding the 1,092 employees from our Sound Solutions business at July 3, 2011 (December 31, 2010: 941).

[-12]

Liquidity and Capital Resources

At the end of the second quarter of 2011, our cash balance was $859 million. Taking into account the undrawn amount of the Secured Revolving Credit Facility, we had access to $961 million of liquidity as of July 3, 2011. Since December 2010 our cash balance from continuing operations decreased with $39 million.

Capital expenditures increased in the second quarter of 2011 compared to first quarter of 2011 from $64 million to $71 million, compared to capital expenditures of $71 million in the second quarter and $49 million in the first quarter of 2010. Restructuring payments of $15 million in the second quarter of 2011 were lower compared to the $35 million in the second quarter 2010.

Of the total cash balance per the second quarter of 2011, $196 million was held by SSMC, our joint venture company with TSMC. A portion of this cash can be distributed by way of a dividend but 38.8% of the dividend will be paid to our joint venture partner. In April 2011, a dividend payment of $170 million has been executed by SSMC of which $66 million was distributed to TSMC.

Since December 2010, our total debt has increased from $4,551 million to $4,706 million, predominantly as a result of currency fluctuation, which impacted the Company’s Euro-denominated long-term debt and refinancing in the second quarter. Short term debt increased from $423 million to $641 million. On April 5, 2011, NXP B.V. has drawn the Term Loan facility of $500 million. On April 6, 2011, the proceeds together with cash on hand and available borrowing capacity under the Secured Revolving Credit Facility were used to redeem all $362 million of outstanding 2014 Dollar Fixed Rate Notes, together with $100 million of Floating Rate Secured Notes and €143 million of Euro Floating Rate Notes and the cash payment of $16 million for accrued and unpaid interest.

Cash Flows

The condensed consolidated statements of cash flows for the three months and YTD ended July 3, 2011 and July 4, 2010 are presented as follows:

($ in millions, unless otherwise stated)	Q2 2010	Q2 2011	YTD 2010	YTD 2011

Cash flow from operating activities:
Net income (loss)	(350)	97	(686)	298
(Income) loss from discontinued operations, net of tax	(13)	2	(25)	(11)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	438	(85)	769	(276)

Net cash provided by (used for) operating activities	75	14	58	11
Net cash (used for) provided by investing activities	(48)	(71)	(141)	(125)
Net cash (used for) provided by financing activities	(3)	28	(14)	36

Net cash provided by (used for) continuing operations	24	(29)	(97)	(78)
Net cash provided by (used for) discontinued operations	1	(8)	1	(2)

Total change in cash and cash equivalents	25	(37)	(96)	(80)
Effect of changes in exchange rates on cash positions	(53)	9	(103)	39
Cash and cash equivalents at beginning of period	870	895	1,041	908

Cash and cash equivalents at end of period	842	867	842	867
Less: cash and cash equivalents at end of period – discontinued operations	16	8	16	8

Cash and cash equivalents at end of period – continuing operations	826	859	826	859

[-13]

Cash Flow from Operating Activities

During the first six months of 2011 we generated a cash flow from operating activities of $11 million, compared to $58 million in 2010. In the second quarter of 2011 the cash flow from operating activities was $14 million, compared to $75 million in 2010. Cash interest payments amounted to $ 164 million and $80 million in the first six months and the second quarter of 2011, respectively, compared to $145 million and $110 million in the same periods of 2010. Restructuring payments were $56 million and $15 million in the first six months and the second quarter of 2011, respectively, compared to $121 million and $35 million in the same periods of 2010. In April 2011, a dividend payment of $170 million has been executed by SSMC of which $66 million was distributed to TSMC (38.8% of the total dividend). The remaining amount has been repaid to NXP.

Cash Flow from Investing Activities

Net cash used for investing activities was $125 million in the first six months of 2011 of which $71 million was related to the second quarter. Compared to the first six months of 2010, this is a decrease of $16 million. The investing activities mainly relate to gross capital expenditures of $135 million and $71 million in the first six months and the second quarter of 2011, respectively, compared to $120 million and $71 million in the same periods of 2010. Furthermore, in the first six months of 2010 a cash payment of $47 million was made related to the divestment of Trident.

Cash Flow from Financing Activities

Net cash provided by financing activities in the first six months and the second quarter of 2011 was $36 million and $28 million, respectively, compared to the net cash used for financing activities of $14 million and $3 million in the same periods of 2010. In the first quarter (March 4, 2011), we entered into a $500 million term loan, which was drawn in the second quarter of 2011, on April 5, 2011. On April 6, 2011, the proceeds, together with cash on hand and available borrowing capacity under the Secured Revolving Credit Facility, were used to redeem all $362 million of outstanding 2014 Dollar Fixed Rate Notes, together with $100 million of Dollar Floating Rate Secured Notes and €143 million of Euro Floating Rate Secured Notes and the cash payment of $16 million for accrued and unpaid interest. In 2010, cash used for financing activities related to the repurchase of long-term debt and net repayments of short-term debt.

In the third quarter of 2011 (July 4, 2011), NXP completed the agreement with Dover Corporation whereby Dover’s Knowles Electronics business has acquired NXP’s Sound Solutions business. Under the terms of the agreement, Knowles has acquired NXP’s Sound Solutions business for $855 million in cash. These proceeds were used in the third quarter to fully repay the utilized borrow capacity ($600 million) under the Secured Revolving Credit Facility.

Contractual Obligations

Other than the new $500 million Term Loan described below, no material changes in our contractual obligations occurred since December 2010.

On March 4, 2011, NXP B.V. entered into a new $500 million Term Loan, which had not been drawn as of the end of the first quarter of 2011. The Term Loan was drawn on April 5, 2011. On April 6, 2011, the proceeds, together with cash on hand and available borrowing capacity under the Secured Revolving Credit Facility were used to redeem all $362 million of outstanding 2014 Dollar Fixed Rate Notes, together with $100 million of Dollar Floating Rate Secured Notes, €143 million of Euro Floating Rate Secured Notes and the cash payment of $16 million for accrued and unpaid interest.

[-14]

Off-balance Sheet Arrangements

At the end of the second quarter of 2011, we had no off-balance sheet arrangements.

Subsequent events

Sale of Sound Solutions Business

In December 2010 NXP Semiconductors N.V. and Dover Corporation signed a definitive agreement to sell the Sound Solutions business for approximately $855 million. In June 2011 the antitrust regulatory approval was obtained allowing the sale of the NXP Sound Solutions business. The transaction closed in the third financial quarter 2011 of NXP, on July 4, 2011. Of the proceeds received by the Company, an amount of $600 million was used to repay the outstanding amount of the Revolving Credit Facility.

Eindhoven, August 4, 2011

Board of directors

[-15]

Interim consolidated statements of operations of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	July 4, 2010	July 3, 2011	July 4, 2010	July 3, 2011

Revenue	1,119	1,121	2,204	2,203
Cost of revenue	(673)	(598)	(1,352)	(1,174)

Gross profit	446	523	852	1,029

Research and development expense	(133)	(165)	(284)	(319)
Selling expense	(64)	(73)	(129)	(138)
General and administrative expense	(173)	(156)	(361)	(325)
Other income (expense)	—	4	(17)	(6)

Operating income (loss)	76	133	61	241

Financial income (expense):
- Extinguishment of debt	—	(14)	2	(14)
- Other financial income (expense)	(413)	(5)	(717)	96

Income (loss) before income taxes	(337)	114	(654)	323

Provision for income taxes	3	—	(2)	1

Income (loss) after income taxes	(334)	114	(656)	324

Results relating to equity-accounted investees	(29)	(15)	(55)	(37)

Income (loss) from continuing operations	(363)	99	(711)	287

Income (loss) on discontinued operations, net of tax	13	(2)	25	11

Net income (loss)	(350)	97	(686)	298

Attribution of net income (loss) for the period:
Net income (loss) attributable to stockholders	(362)	84	(707)	271
Net income (loss) attributable to non-controlling Interests	12	13	21	27

Net income (loss)	(350)	97	(686)	298

Earnings per share data:
Basic earnings per common share in $
Income (loss) from continuing operations	(1.69)	0.40	(3.31)	1.15
Income (loss) from discontinued operations	0.06	(0.01)	0.12	0.04
Net income (loss)	(1.63)	0.39	(3.19)	1.19
Diluted earnings per common share in $
Income (loss) from continuing operations	(1.69)	0.39	(3.31)	1.12
Income (loss) from discontinued operations	0.06	(0.01)	0.12	0.04
Net income (loss)	(1.63)	0.38	(3.19)	1.16

Net income (loss) attributable to stockholders per common share in $:
Basic earnings per common share	(1.68)	0.34	(3.28)	1.08
Diluted earnings per common share	(1.68)	0.33	(3.28)	1.06

Weighted average number of shares of common stock outstanding during the period (in thousands):
- Basic	215,252	249,957	215,252	250,221
- Diluted	215,252	256,273	215,252	256,387

[-16]

Interim consolidated statements of comprehensive income of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	July 4, 2010	July 3, 2011	July 4, 2010	July 3, 2011

Consolidated statements of comprehensive income:

Net income (loss)	(350)	97	(686)	298
- Recognition funded status pension benefit plan	—	—	—	—
- Foreign currency translation adjustments	73	(11)	94	(66)
- Reclassifications into income	—	—	—	—
- Income tax on net current period changes	—	—	—	—

Total comprehensive income (loss)	(277)	86	(592)	232

Attribution of comprehensive income (loss) for the period:
Income (loss) attributable to stockholders	(289)	73	(613)	205
Income (loss) attributable to non-controlling interests	12	13	21	27

Total net comprehensive income (loss)	(277)	86	(592)	232

[-17]

Interim consolidated balance sheets of NXP Semiconductors N.V.

($ in millions, unless otherwise stated)

	December 31, 2010 (audited)		July 3, 2011 (unaudited)
Assets
Current assets
Cash and cash equivalents		898		859
Receivables:
- Accounts receivable – net	396		424
- Other receivables	42		46

		438		470
Assets held for sale		48		45
Current assets of discontinued operations		110		92
Inventories		513		571
Other current assets		129		122

Total current assets		2,136		2,159

Non-current assets
Investments in equity-accounted investees		132		95
Other non-current financial assets		19		19
Non-current assets of discontinued operations		266		302
Other non-current assets		135		173
Property, plant and equipment:
- At cost	2,139		1,939
- Less accumulated depreciation	(975)		(783)

		1,164		1,156
Intangible assets excluding goodwill:
- At cost	2,928		3,123
- Less accumulated amortization	(1,442)		(1,697)

		1,486		1,426
Goodwill		2,299		2,468

Total non-current assets		5,501		5,639

Total assets		7,637		7,798

Liabilities and equity
Current liabilities
Accounts payable		593		561
Liabilities held for sale		21		21
Current liabilities of discontinued operations		60		36
Accrued liabilities		461		404
Short-term provisions		95		71
Other current liabilities		95		101
Short-term debt		423		641

Total current liabilities		1,748		1,835

Non-current liabilities
Long-term debt		4,128		4,065
Long-term provisions		415		366
Non-current liabilities of discontinued operations		20		21
Other non-current liabilities		107		100

Total non-current liabilities		4,670		4,552

Contractual obligations and contingent liabilities
Equity
Non-controlling interests		233		193
Stockholders’ equity:
Common stock, par value € 0.20 per share:
- Authorized: 430,503,000 shares (2010: 430,503,000 shares)	—		—
- Issued: 250,370,157 shares (2010: 250,751,500 shares)	51		51
Capital in excess of par value	6,006		6,033
Accumulated deficit	(5,609)		(5,338)
Accumulated other comprehensive income (loss)	538		472
Treasury shares at cost:
- 1,381,343 shares (2010: nil)	—		—

Total Stockholders’ equity		986		1,218

Total equity		1,219		1,411

Total liabilities and equity		7,637		7,798

[-18]

Interim consolidated statements of cash flows of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	July 4, 2010	July 3, 2011	July 4, 2010	July 3, 2011

Cash flows from operating activities:
Net income (loss)	(350)	97	(686)	298
Income (loss) from discontinued operations, net of tax	(13)	2	(25)	(11)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	160	143	345	288
Net (gain) loss on sale of assets	1	(2)	26	13
(Gain) loss on extinguishment of debt	—	14	(2)	14
Results relating to equity-accounted investees	28	15	54	37
Dividends paid to non-controlling interests	—	(67)	—	(67)
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	31	25	(42)	27
(Increase) decrease in inventories	2	(30)	72	(40)
Increase (decrease) in accounts payable, accrued and other liabilities	(85)	(91)	(70)	(172)
Decrease (increase) in other non-current assets	(104)	1	(206)	9
Increase (decrease) in provisions	34	(19)	(40)	(139)

Other items	371	(74)	632	(246)

Net cash provided by (used for) operating activities	75	14	58	11
Cash flows from investing activities:
Purchase of intangible assets	(1)	(2)	(2)	(4)
Capital expenditures on property, plant and equipment	(71)	(71)	(120)	(135)
Proceeds from disposals of property, plant and equipment	24	2	28	13
Purchase of other non-current financial assets	—	(1)	—	(1)
Proceeds from the sale of other non-current financial assets	—	1	—	2
Proceeds from (consideration related to) sale of interests in businesses	—	—	(47)	—

Net cash (used for) provided by investing activities	(48)	(71)	(141)	(125)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	(2)	2	(1)	12
Amounts drawn under the revolving credit facility	—	200	—	200
Repurchase of long-term debt	(1)	(678)	(13)	(678)
Net proceeds from the issuance of long-term debt	—	496	—	496
Principal payments on long-term debt	—	(1)	—	(3)
Cash proceeds from exercise of stock options	—	9	—	9

Net cash provided by (used for) financing activities	(3)	28	(14)	36

Net cash provided by (used for) continuing operations	24	(29)	(97)	(78)

Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	6	4	8	20
Net cash (used for) provided by investing activities	(5)	(10)	(7)	(20)
Net cash provided by (used for) financing activities	—	(2)	—	(2)

Net cash provided by (used for) discontinued operations	1	(8)	1	(2)

Net cash provided by (used for) continuing and discontinued operations	25	(37)	(96)	(80)

Effect of changes in exchange rates on cash positions	(53)	9	(103)	39

Increase (decrease) in cash and cash equivalents	(28)	(28)	(199)	(41)
Cash and cash equivalents at beginning of period	870	895	1,041	908

Cash and cash equivalents at end of period	842	867	842	867
Less: cash and cash equivalents at end of period – discontinued operations	16	8	16	8

Cash and cash equivalents at end of period – continuing operations	826	859	826	859

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

[-19]

Interim consolidated statements of cash flows of NXP Semiconductors N.V. - Continued

(unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	July 4, 2010	July 3, 2011	July 4, 2010	July 3, 2011

Supplement disclosures to the interim consolidated of cash flows

Net cash paid during the period for:
Interest	110	80	145	164
Income taxes	2	7	5	18

Net gain (loss) on sale of assets:
Cash proceeds from (consideration related to) the sale of assets	23	3	(20)	15
Book value of these assets	(20)	(1)	(112)	(28)
Non-cash gains (losses)	(4)	—	106	—

	(1)	2	(26)	(13)

Non-cash investing information:
Assets received in lieu of cash from the sale of businesses:
Trident shares	—	—	177	—

Other items:
Other items consist of the following non-cash elements in income:
Exchange differences	363	(85)	622	(275)
Share-based compensation	7	5	14	18
Value adjustments/impairment financial assets	(3)	—	(4)	—
Non-cash interest cost due to applying effective interest method	4	4	7	9
Others	—	2	(7)	2

	371	(74)	632	(246)

[-20]

Interim consolidated statements of changes in equity of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

						Accumulated other comprehensive income (loss)
	Outstanding number of shares (in thousands)	Common stock	Capital in excess of par value	Treasury shares at cost	Accumulated deficit	Currency translation difference		Unrecognized net periodic pension cost	Total accumulated other comprehensive income (loss)	Total stockholders’ equity	Non- controlling interests	Total equity

Balance as of December 31, 2010	250,752	51	6,006	—	(5,609)	525		13	538	986	233	1,219

Net income (loss)					271					271	27	298
Other comprehensive income (loss):
- Current period change						(66	)*		(66)	(66)		(66)
- Reclassification to income (loss)									—	—		—
- Income tax on current period changes									—	—		—

Total comprehensive income (loss)					271	(66)		—	(66)	205	27	232

Purchase of treasury shares	(2,300)
Issuance of shares	1,000
Exercise of stock options	918		9							9		9
Share-based compensation plans			18							18		18
Dividends paid to non-controlling interests											(67)	(67)
Changes in participation											—	—

Balance as of July 3, 2011	250,370	51	6,033	—	(5,338)	459		13	472	1,218	193	1,411

*	Includes a loss of $2 million for results of net investment hedges

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